Exhibit 23.5

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of YD Bio Limited on Amendment No. 1 to Form F-4 (File No. 333-283428) of our report dated December 17, 2024, with respect to our audit of the consolidated financial statements of YD Bio Limited as of June 30, 2024 and for the period from February 6, 2024 (inception) through June 30, 2024, which includes an explanatory paragraph as to YD Bio Limited’s ability to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Morristown, New Jersey

December 17, 2024